Item 77E

During April and May, 2009, Lehman Brothers Special Financing
Inc. ("LBSF") filed complaints in the United States Bankruptcy Court, Southern District of New York, against the Total Return
Bond Fund and the Low Duration Bond Fund, as well as
Metropolitan West Asset Management LLC (Adv. Proc. No. 09-01165
(JMP)). The complaints allege that the Total Return Bond Fund and the Low Duration Bond Fund owe LBSF $46.2 million and $17.3 million plus interest, respectively, and other unspecified damages.

Although those amounts are reflected in the Funds' financial statements as liabilities still owed to LBSF, the Funds are currently pursuing the legal right to set-off the liabilities owed by the Funds relating to the LBSF swaps with the amounts owed to the Funds from certain notes issued by an affiliate of LBSF.

Management of the Funds also does not believe that interest is due on the amounts claimed and is defending the position with legal action. The ultimate resolution of these actions by court action or settlement is uncertain. The Funds will incur their share of related legal fees and expenses to defend these actions. If the Funds are unsuccessful in their defense, they could also incur interest expenses as part of the resolution.